July 15, 2024

Robert Kiernan
Chief Financial Officer
Global Medical REIT Inc.
7373 Wisconsin Ave, Suite 800
Bethesda, MD 20814

       Re: Global Medical REIT Inc.
           Form 10-K for the year ended December 31, 2023
           Filed on February 28, 2024
           File No. 001-37815
Dear Robert Kiernan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction